# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VerifyMe, Inc., CIK 0001104038
CUSIP: 92346X2062
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 08/01/2026
Filed by CIK 0001723447
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- Stedham Adam H (CIK 0001723447): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 1,171,674; shared voting power 0; sole dispositive power 1,171,674; shared dispositive power 0; aggregate amount beneficially owned 1,171,674 (8.4% of the class)
  Comment: The figures included in rows 7, 9 and 11 above include (i) 440,908 shares of VerifyMe, Inc. Common Stock ("Shares") held directly by Mr. Stedham, (ii) 550,000 Shares underlying restricted stock units (RSUs) that are convertible within 60 days, (iii) 28,592 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Stedham's service as a director of VerifyMe, Inc., and (iv) 152,174 Shares that are issuable upon the conversion of a presently convertible promissory note.
  
  The percentage in row 13 above is based on (i) 13,165,196 Shares outstanding as of August 7, 2026, (ii) 550,000 shares underlying RSUs that are convertible within 60 days, (iii) 28,592 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Stedham's service as a director of VerifyMe, Inc., and (iv) 152,174 Shares that are issuable upon the conversion of a presently convertible promissory note.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: VerifyMe, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Adam H. Stedham (Mr. Stedham), the President, Chief Executive Officer and a director of VerifyMe, Inc., a Nevada corporation (the Issuer).
Residence or business address: The principal business address of Mr. Stedham is c/o VerifyMe, Inc. 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746.
Present principal occupation or employment: The present principal occupation of Mr. Stedham is acting as the President and Chief Executive Officer and a director of the Issuer. The principal business address of the Issuer is 801 International Parkway, Fifth Floor, Lake Mary, Florida 3274
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Stedham is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 1, 2026, Mr. Stedham became the beneficial owner of 5% or greater of the Issuer's Shares by virtue of 550,000 restricted stock units, which are convertible into the Issuer's Shares on a one-for-one basis (RSUs), becoming convertible within 60 days. Mr. Stedham was granted the 550,000 RSUs on June 19, 2023, in connection with his service as President and Chief Executive Officer of the Issuer. The RSUs initially were scheduled to vest in three tranches, with Tranche 1 vesting 150,000 Shares on the first anniversary of the grant date if the price of the Issuer's common stock was $2.21 per share and traded at or above that price for 20 consecutive days. Tranche 2 would vest 200,000 Shares on or after the second anniversary of the grant date if the Issuer's common stock traded at or above $2.94 per share for 20 consecutive trading days. Tranche 3 would vest 200,000 Shares on the fourth anniversary of the grant date if the Issuer's common stock traded at or above $3.68 per share for 20 consecutive trading days. The vesting terms of the RSUs were subsequently amended by the Issuer's Compensation Committee on February 11, 2026 so that the RSUs would vest upon the earlier of the effective time of the merger transaction (as described in the Issuer's Form S-4 Registration Statement on file with the Securities and Exchange Commission (SEC)) or September 30, 2026, regardless of whether the performance conditions have been satisfied.

All other securities reported herein were purchased with either personal funds of Mr. Stedham or were securities acquired upon vesting of equity awards granted to Mr. Stedham in connection with his service as President and Chief Executive Officer or as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Stedham is the President and Chief Executive Officer and a member of the board of directors of the Issuer. In such capacity, Mr. Stedham may, from time to time, discuss or make plans or proposals to other members of the Issuer's board of directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date of this Schedule 13D, the Issuer is party to a certain Agreement and Plan of Merger dated as of February 11, 2026 by and among VerifyMe, Inc., VRME Subsidiary Corp. and Open Word Ltd. (the Merger Agreement), as amended by the First Amendment to Agreement and Plan of Merger dated April 13, 2026 and the Second Amendment to Agreement and Plan of Merger dated June 4, 2026. A full description of the Merger Agreement is located in the Issuer's Form S-4 Registration Statement most recently filed with the SEC on July 31, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, Mr. Stedham may be deemed to beneficially own, in the aggregate, 1,171,674 Shares of the Issuer,
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, Mr. Stedham has sole voting and sole dispositive power with respect to 1,171,674 Shares of the Issuer. Mr. Stedham does not have shared voting or shared dispositive power with respect to the Shares.
Transactions in the class effected during the past sixty days: On June 19, 2026, 68,028 RSUs held by Mr. Stedham had vested into Shares on a one-for-one basis. In connection with such vesting, Mr. Stedham had 21,897 Shares withheld for tax withholding obligations, with a per Share price of $0.60, as reported in Mr. Stedham's beneficial ownership report on Form 4 filed with the SEC on June 22, 2026.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Stedham and the Issuer are party to a Restricted Stock Unit Award Agreement pursuant to which the Issuer granted Mr. Stedham 550,000 RSUs under the Issuer's 2020 Equity Incentive Plan on June 19, 2023. The vesting terms of such RSUs are described in Item 3 of this Schedule 13D.

Mr. Stedham and the Issuer are party to a Restricted Stock Unit Award Agreement pursuant to which the Issuer granted Mr. Stedham 28,592 RSUs under the Issuer's 2020 Equity Incentive Plan on April 7, 2022. These RSUs vested on January 1, 2023, however, they do not become payable in Shares until Mr. Stedham's separation from service as a director of the Issuer.

Mr. Stedham and the Issuer are party to an 8% Convertible Subordinated Promissory Note (Convertible Note) dated August 25, 2023. The principal sum of the Convertible Note is $175,000. The Convertible Note has a conversion price of $1.15 per Share, is presently convertible and matures on August 25, 2026.

Mr. Stedham and the Issuer are party to an employment agreement, effective June 19, 2023. A full description of the employment agreement is located in the Issuer's Form S-4 Registration Statement most recently filed with the SEC on July 31, 2026.

Mr. Stedham and the Issuer are also party to an amended and restated employment agreement, dated February 11, 2026, that will become effective upon the closing of the Merger Agreement. A full description of the amended and restated employment agreement is located in the Issuer's Form S-4 Registration Statement most recently filed with the SEC on July 31, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Employment Agreement with Adam Stedham, effective June 19, 2023 (incorporated by reference to Exhibit 10.4 to the Form S-4 filed by the Issuer on April 15, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465923008078/ex10_1.htm

Amended and Restated Employment Agreement with Adam Stedham dated February 11, 2026 (incorporated by reference to Exhibit 10.5 to the Form S-4 filed by the Issuer April 15, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465926001529/ex10_2.htm

RSU Agreement with Adam Stedham dated June 19, 2026 (incorporated by reference to Exhibit 10.9 to the Form S-4 filed by the Issuer on April 15, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465923011000/ex10_2.htm

Form of deferred RSU agreement (incorporated by reference to Exhibit 10.18 to the Form S-4 filed by the Issuer on April 15, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465921005308/ex10_4.htm

Form of Convertible Subordinated Promissory Note (incorporated by reference to Exhibit 10.30 to the Form S-4 filed by the Issuer on April 15, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465923011723/ex10_2.htm

Agreement and Plan of Merger dated February 11, 2026, by and among VerifyMe, Inc., VRME Subsidiary Corp., and Open World Ltd. (incorporated by reference to Exhibit 2.1 to the Form S-4 filed by the Issuer on April 15, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465926001529/ex2_1.htm

First Amendment to Agreement and Plan of Merger dated April 13, 2026, by and among VerifyMe, Inc., VRME Subsidiary Corp., and Open World Ltd. (incorporated by reference to Exhibit 2.2 to the Form S-4 filed by the Issuer on April 15, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465926004702/ex2_2.htm

Second Amendment to Agreement and Plan of Merger dated April 13, 2026, by and among VerifyMe, Inc., VRME Subsidiary Corp., and Open World Ltd. (incorporated by reference to Exhibit 2.3 to the Form S-4/A filed by the Issuer on June 8, 2026): https://www.sec.gov/Archives/edgar/data/1104038/000121465926007227/ex2_3.htm

## Signatures
- Stedham Adam H: /s/ Adam H. Stedham, Adam H. Stedham (08/07/2026)